FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2004.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. NIDEC ANNOUNCES AN INCREASE IN FISCAL 2004 ANNUAL DIVIDEND PAYMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 29, 2004, in Kyoto, Japan

NIDEC ANNOUNCES AN INCREASE IN FISCAL 2004

ANNUAL DIVIDEND PAYMENT

Nidec Corporation resolved at a meeting of its Board of Directors today to increase the payment of interim and term-end cash dividends per share for the year ending March 31, 2005.

Reasons for the Increase in Dividend Payment

From the viewpoint that “Shareholders own the company”, Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels.

Nidec decided to increase the payment of interim dividends per share by ¥5.00, from the proposed amount of ¥15.00 to ¥20.00 for the six-month period ended September 30, 2004 in consideration of our consolidated financial results. In the same way, we decided to increase the payments of year-end ordinary dividend from ¥15.00 to ¥20.00 for the year ending March 31, 2005. As the result of the dividends’ increase, the total dividend payment per share for the year ending March 31, 2005 is now expected to be ¥40.00. Total dividend payment per share increase by ¥10.00 from ¥30.00 (included ¥2.50 commemorative dividend associated with Nidec’s 30th anniversary) for the year-ending March 31, 2004. In terms of common dividend, total dividend payment per share increase by ¥12.50.

The favorable consolidated results for the six months ended September 30, 2004, as reported separately in our interim financial statements, provided a further indication of our sustainable growth. In this connection, we have decided to increase the payment of interim and term-end dividends per share according to our dividend policies.

Details of Revision
			(Yen per share)
	Previous dividend forecast for the year ending March 31, 2005 (Released on April 23, 2004)	Revised dividend forecast for the year ending March 31, 2005	Dividends for the year ended March 31, 2004
Interim	¥15.00	¥20.00	¥15.00 *
Term-end	¥15.00	¥20.00	¥15.00
Annual	¥30.00	¥40.00	¥30.00 *

*Note: Interim dividend payment per share for the six months ended September 30, 2003 included ¥2.50 commemorative dividend associated with Nidec’s 30th anniversary.

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